

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

March 15, 2012

Cynthia Beyea, Esq.
Sutherland
1275 Pennsylvania Avenue, NW
Washington, DC 20004-2415

>   Re: AmericaFirst Quantitative Funds
>   File Nos. 333-179594 and 811-22669

Dear Ms. Beyea:

On February 21, 2012, you filed a registration statement on Form N-1A for the AmericaFirst Quantitative Funds (the "Registrant"), which includes four series: the Defensive Growth Fund, the Income Trends Fund, the Absolute Return Fund, and the Quantitative Strategies Fund (individually the "Fund" or collectively the "Funds"). Each Fund includes multiple classes of shares. Our comments are set forth below. For convenience, we generally organized our comments using the headings and page numbers from the registration statement.

General Comment

1. We note that in the Performance sections the Funds state that they intend to enter into a reorganization with pre-existing funds. Please explain how the merger will occur. For example, will this Registrant, the acquiring fund, file a registration statement under the Securities Act of 1933 ("Securities Act") on Form N-14?

Prospectus

Fund Summary – AmericaFirst Defensive Growth Fund

Fees and Expenses of the Fund (page 1)

2. The disclosure in this Fund's Principal Investment Strategies section (page 2) states that the Fund will sell short equity securities. Please confirm that the Fund has included an estimate of dividends received from short sale transactions in the "Other Expenses" line item.

Principal Investment Strategies (page 2)

3. The term "defensive" in this Fund's name indicates it will invest in "defensive" companies (*i.e.*, a type of investment). Please disclose a policy to invest, under normal circumstances, at least 80 percent of the value of the Fund's assets in "defensive" companies. *See* Rule 35d-1(e)(2)(i) under the Investment Company Act of 1940.

4. The disclosure in this section states that this Fund will invest "primarily" in securities in the consumer staples and healthcare sectors. Please reconcile this disclosure with the Fund's fundamental policy not to invest more than 25 percent of its total assets in any industry or group of related industries.

Principal Risks of Investing in the Fund (pages 2-3)

5. The disclosure in the Small and Medium (Mid) Capitalization Stock Risk paragraph (page 3) discusses the volatility and trading volume risks associated with these investments. In addition to this disclosure, please discuss any liquidity risks associated with the Fund's investments in small and medium capitalization stocks.

Fund Summary – AmericaFirst Income Trends Fund

Fees and Expenses of the Fund (pages 6-7)

6. The disclosure in this Fund's Principal Investment Strategies section (page 7) states that the Fund will invest in Real Estate Investment Trusts ("REITs"). Please confirm that the Acquired Fund Fees and Expenses line item in the fee table reflects expenses in the Fund's investment in REITs only and not for investments in other types of Acquired Funds. *See* Instruction 3(f)(i) to Item 3 of Form N-1A (defining "Acquired Fund"). If the Fund intends to invest in Acquired Funds other than REITs, please revise this Fund's Principal Investment Strategies section to discuss investments in these other funds.

7. Instruction 6(b) to Item 3 of Form N-1A allows new funds to report only the 1- and 3-year period portions of the Example. Please revise all Examples in the filing to report only 1- and 3-year periods.

Principal Risks of Investing in the Fund (pages 7-8)

8. The disclosure in this Fund's Principal Investment Strategies section (page 7) states that the Fund may invest in equity securities of issuers of any size and fixed-income securities of any maturity or credit quality. Please add risk disclosure associated with below-investment-grade securities ("junk bonds") and liquidity risks associated with investments in small and medium capitalization stocks.

Fund Summary – AmericaFirst Absolute Return Fund

Fees and Expenses of the Fund (page 9)

9. Please confirm that this Fund has included an estimate of dividends received from short sale transactions in the "Other Expenses" line item. *See* comment 1.

Principal Risks of Investing in the Fund (pages 10-11)

10. The current risk disclosure includes both fixed-income risk and, separately, credit risk. Please disclose appropriate interest rate risk separately from the current fixed-income risk (*i.e.*, debt prices usually fall as interest rates rise).

Fund Summary – AmericaFirst Quantitative Strategies Fund

Principal Investment Strategies (page 15)

11. The Absolute Return Fund's Principal Investment Strategies section (page 10) has a fuller discussion of that Fund's Exchange Traded Fund ("ETF") strategy. Please consider enhancing the Quantitative Strategies Fund's Principal Investment Strategies section (page 15) to provide the same level of disclosure about ETFs, including inverse ETFs.

Principal Risks of Investing in the Fund (pages 15-16)

12. The disclosure in the Principal Investment Strategies section states that this Fund invests in various equity and fixed-income securities. It also states that the Fund invests in index-tracking ETFs and inverse ETFs. Accordingly, please include the following risk disclosure: below-investment-grade securities ("junk bond") risk, inverse ETF risk, (index) tracking risk, and acquired funds risk.

Principal Investment Strategies (pages 18-21)

AmericaFirst Quantitative Strategies Fund (page 21)

13. Please revise this section to expand on the principal investment strategies presented in this Fund's summary sections. Compared to the Fund's summary sections this section appears incomplete. *Compare* Item 4(a) of Form N-1A (requiring a summary of Item 9(b)) *with* Item 9(b) (requiring a full discussion of the Fund's principal investment strategies).

Principal Investment Risks (pages 21-26)

14. Based on our earlier comments requesting additional risk disclosure in the Funds' summary sections, please revise the risks chart (page 21) and related narrative disclosure (pages 22-26) to update all risks applicable to each Fund.

Class C Shares (page 31)

15. This section refers to share purchases prior to September 9, 2011. Please clarify whether these purchases refer to predecessor funds because the Funds are not yet effective.

Frequent Purchases and Redemptions of Fund Shares (pages 33-34)

16. Describe with specificity the policies and procedures adopted by the Board of Trustees that address frequent purchases and redemptions of fund shares. *See* Item 11(e) of Form N-1A.

Management Fees (page 38)

17. Please include a statement that the basis for the Board of Trustees' approval of the advisory contract is (or will be) available in the Funds' annual or semi-annual report to shareholders. This statement must be adjacent to the discussion of the advisor's compensation. *See* Item 10(a)(1)(iii) of Form N-1A.

Statement of Additional Information

Trustees and Officers (pages 27-31)

18. Portions of the Trustees and Officers section are either incomplete or missing. Please complete the sections concerning the Registrant's Trustees. Also, please include a discussion of the specific experience, qualifications, attributes, and skills of each Trustee that led to the Funds' conclusion that the person should serve as a Trustee. *See* Item 17(b)(10) of Form N-1A.

Signature Page

19. In addition to signing on behalf of the Funds on the upper-right signature line, Mr. Jeffrey Young, as CEO, must also affix his signature to the bottom-left group of signature lines (*i.e.*, along with the Trustees and CFO). *See* Section 6(a) of the Securities Act. In other words, he must sign on behalf of both the Funds (the upper-right signature line) and in his capacity as the principal executive officer (bottom-left group of signature lines).

20. Please include as an exhibit to the registration statement the powers-of-attorney that authorize Mr. John C. Swhear to sign on behalf of the trustees. *See* Rule 483(b) under the Securities Act.

General Comments

21. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

22. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in

response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

23. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.

24. Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statement. In addition, at the time the Registrant requests acceleration of effectiveness, please advise us whether FINRA has reviewed and cleared the filing.

25. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

26. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Registrant and its management are in possession of all facts relating to the Registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

27. Notwithstanding our comments, in the event the Registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

   · should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   · the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

   · the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

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If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6706.

Sincerely,

Bo J. Howell
Staff Attorney

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